FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from: to ____________

Commission file number:1-13754

THE HANOVER INSURANCE GROUP RETIREMENT

SAVINGS PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction	(I.R.S.Employer
of incorporation)	Identification No.)

440 Lincoln Street, Worcester, Massachusetts 01653

(Address of principal executive offices)

(Zip Code)

  (508) 855-1000

(Registrant’s telephone number, including area code)

The Hanover Insurance Group

Retirement Savings Plan

Financial Statements

and Additional Information

December 31, 2006 and 2005

The Hanover Insurance Group Retirement Savings Plan

December 31, 2006 and 2005

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Additional Information*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	10-11

* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Hanover Insurance Group Retirement

Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”), formerly The Allmerica Financial Employees 401(k) Match Savings Plan, at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts

June 22, 2007

The Hanover Insurance Group Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31,

	2006		2005
Assets
Investments, at fair value:
Non-affiliated mutual funds:
Fidelity Equity - Income Fund	$68,773,063	*	$60,895,989	*
Spartan U.S. Equity Index Fund	48,646,083	*	44,886,066	*
PIMCO Total Return Fund - Administrative Class	35,166,939	*	36,248,170	*
Fidelity Retirement Money Market Portfolio	31,898,984	*	27,253,083	*
Fidelity Low - Priced Stock Fund	27,735,252	*	24,668,171	*
Artisan Mid Cap Fund	21,899,378		19,966,211
Fidelity Diversified International Fund	21,101,519		11,224,514
American Funds Growth Fund of America - Class R4	20,003,564		16,280,410
Fidelity Small Cap Stock Fund	12,523,926		9,977,767
Fidelity Freedom 2020 Fund	9,891,090		5,563,256
Fidelity Freedom 2010 Fund	5,262,881		3,741,483
Fidelity Freedom 2030 Fund	5,072,150		2,742,912
Fidelity Freedom 2040 Fund	3,003,303		1,932,492
Fidelity Freedom Income Fund	837,483		635,378
Fidelity Freedom 2000 Fund	637,029		604,079
	312,452,644		266,619,981

Commingled Pool:
Fidelity Managed Income Portfolio II - Class 2	84,216,954	*	93,541,925	*

The Hanover Insurance Group Stock Fund:
The Hanover Insurance Group, Inc. Common Stock	24,714,564	*	23,567,013	*
Cash and equivalents	970,364		939,972
	25,684,928	*	24,506,985	*

Participant loans	6,958,792		6,590,275

Total investments at fair value	429,313,318		391,259,166

Employer contribution receivable	10,126,190		8,271,270
Net assets available for benefits at fair value	439,439,508		399,530,436

Adjustment from fair value to contract value for interest in
collective trust relating to fully benefit-responsive contracts	1,009,769		1,391,571

Net assets available for benefits	$440,449,277		$400,922,007

* Amount represents 5% percent or more of net assets available for benefits at December 31, 2006, and 2005, respectively.

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2006	2005

Net investment gains:
Net appreciation of:
Non-affiliated mutual funds	$17,651,856	$5,462,137
The Hanover Insurance Group Stock Fund	3,829,150	5,739,091
Interest and dividend income	22,438,339	14,613,303
Total net investment gains	43,919,345	25,814,531

Contributions:
Employer contributions	20,676,050	18,373,022
Employee contributions	23,036,889	21,190,494
Total contributions	43,712,939	39,563,516

Total net investment gains and contributions	87,632,284	65,378,047

Distributions to participants	(48,105,014)	(43,491,015)

Net increase during year	39,527,270	21,887,032

Net assets available for benefits, beginning of year	400,922,007	379,034,975

Net assets available for benefits, end of year	$440,449,277	$400,922,007

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Hanover Insurance Group Retirement Savings Plan (“the Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a qualified defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company (“FAFLIC”, “the Sponsor” or “the Company”). FAFLIC is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”).

The Recordkeeper of the Plan is Fidelity Investments Institutional Operations Company, Inc. and the Trustee of the Plan is Fidelity Management Trust Company. In addition, the Plan is administered by the Sponsor (“the Plan Administrator”) and is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has an employer matching provision. Effective January 1, 2005, participants were immediately eligible to receive a matching contribution. The Company will match a participant’s deferral at a rate of 100% up to the first 5% of compensation in each pay period. The employer’s matching contribution is allocated to the same investment vehicles as the employee contributions. This contribution was $18,819,299 in 2006 and $10,101,752 in 2005. In addition, the Board of Directors may require that all matching contributions be made to the THG Stock Fund, however, this restriction was not imposed for 2006 or 2005.

Employer matching contributions were not applied to any “Catch-up Contributions” made by participants in 2006 or 2005 (see “Participant accounts”).

Effective January 1, 2005, the Sponsor added a “true-up” provision, wherein it will provide for an annual contribution equal to the difference in the total employer matching contributions made and the total employer matching contribution allowed in accordance with the Plan. Through this process, participants receive the maximum annual Company match on their deferral, regardless of adjustments to their deferrals throughout the year.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

Participants are only eligible for the true-up provision if they are employed by the Company on the last day of the calendar year, except in the event of retirement or death. For 2006 and 2005, the employer true-up matching contributions were $446,561 and $589,595, respectively. These contributions were funded to the Plan during the first quarter of 2007 and 2006, respectively.

Also effective January 1, 2005, the Company added a non-elective employer contribution whereby it will provide an award equal to 3% of eligible compensation to individuals employed by the Company on the last day of the year, as well as those who retired or died during the year. For 2006 and 2005, the employer’s non-elective award was $7,653,629 and $7,681,675, respectively. These awards were funded to the Plan during the first quarter of 2007 and 2006, respectively. For 2006, a one-time additional contribution of $500 per person was awarded to individuals employed by the Company on the last day of the year and who did not voluntarily terminate before March 1, 2007, except in the event of retirement or death. This employer’s non-elective award was $2,026,000 and was funded to the Plan during the first quarter of 2007.

All employer awards are allocated in accordance with investment elections made by the participant and are subject to the vesting provisions provided for in the Plan document (see “Distributions and vesting provisions”).

Forfeitures

Forfeitures of employer contributions are used to offset the employer contributions and are allocated to the Plan’s investment vehicles based upon the investment elections of each eligible participant. Forfeitures of employer contributions related to nonvested terminated participants in the amount of $39,545 and $8,435 were transferred to the Fidelity Retirement Money Market Fund in 2006 and 2005, respectively. In 2006, $59,217 was used to reduce employer contributions. Unallocated forfeiture balances as of December 31, 2006 and 2005 were $24,388 and $42,008, respectively.

Participant accounts

In accordance with the Internal Revenue Service (“IRS”) limits, active participants are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $15,000 for 2006 and $14,000 for 2005.

As a result of the Tax Relief Reconciliation Act of 2001, a “Catch-up Contribution” provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer, up to a maximum of $20,000 for 2006 and $19,000 for 2005. The amount deferred in excess of the annual limit is not

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

eligible to receive the Company match. In 2006, 187 employees accelerated their deferrals, which amounted to $680,621 in additional contributions. During 2005, 179 employees accelerated their deferrals resulting in additional contributions of $532,431.

As directed by participant election, contributions can be invested in the non-affiliated mutual funds, the commingled pool or the THG Stock Fund. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Certain of the non-affiliated mutual funds assess fees on participant accounts based upon the value of shares sold should the participant engage in the sale of shares during a pre-determined time period. These fees currently range between 1% and 2% of the value of shares sold.

Participant loans

Loans made to active participants are secured by the vested portion of the participant’s account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. The interest rate currently used is based upon the Prime Rate plus 1% at the inception of the loan. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Participants are charged a $75 loan initiation fee by the recordkeeper. Interest income on participant loans totaled $460,067 and $389,123 in 2006 and 2005, respectively.

Distributions and vesting provisions

Vested account balances are payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum payment or through partial payments. If a lump sum distribution is elected, the participant has the option of taking his or her balance in the THG Stock Fund in-kind.

Employees hired before January 1, 2005 are fully vested in all employer contributions, including the deferral match, the true-up matching contribution and the non-elective employer award. Employees hired after this date will become 50% vested in all employer contributions after one year of service, and 100% vested at two years of service. The vested balance was $422,375,580 at December 31, 2006.

A participant’s deferral, rollover, after-tax voluntary contribution and catch-up contribution are immediately vested. In addition, all employer profit sharing contributions (contributed for the plan years 1994 and prior) are fully vested.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires companies to present, in the Statement of Net Assets Available for Benefits, investments which are fully benefit-responsive contracts, at fair value. Additionally, it further states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, the FSP further requires an adjustment from fair value to contract value for these fully benefit-responsive investment contracts to be included in the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was retroactively applied to the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement No.157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact the adoption of the Standard will have on the financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies (continued)

Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (“Statement No. 159”). Statement No. 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Statement No. 159 is effective as of the beginning of fiscal years that begin after November 15, 2007. The Company is currently assessing the effect of adopting Statement No. 159.

Valuation of investments and income recognition

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by Fidelity Management Trust Company which are based on the published net asset values of the funds.

Investments in Fidelity Managed Income Portfolio II – Class 2, a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, are priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at fair value in accordance with the aforementioned FSP. Additionally, an adjustment to contract value is presented in accordance with the FSP as this investment is fully benefit-responsive. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day.

The THG Stock Fund is stated at fair value as determined by quoted market prices of both THG common stock and cash equivalents held in the Fund.

Participant loans are valued at their outstanding values, which approximate fair value.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies (continued)

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2006 and 2005. All other fees incurred in 2006 and 2005 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Related party transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan (see Note 1 – Description of plan) and, therefore, transactions with these investments, such as purchases and sales, qualify as party-in-interest transactions. In addition, participant loans also qualify as party-in-interest transactions.

The Plan invests in The Hanover Insurance Group Stock Fund which holds THG stock. This is the common stock of the Sponsor, therefore, purchases and sales of THG stock are party-in-interest transactions. Interest and dividend income in 2006 and 2005 includes $152,546 and $141,869, respectively, of dividends related to the common stock of The Hanover Insurance Group, Inc.

NOTE 4 – Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 5 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant’s option.

The Hanover Insurance Group Retirement Savings Plan

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

At December 31, 2006

Identity of	Description	Shares or
Issue	of Investments	Units	Current Value

Investments with non-affiliated mutual funds:

* Fidelity Equity - Income Fund	Diversified portfolio of large-cap value companies.	1,174,604	$68,773,063

* Spartan U.S. Equity Index Fund	Common stocks primarily those included in the S&P Composite Stock Index.	969,432	48,646,083

PIMCO Total Return Fund - Administrative Shares	Invests primarily in debt securities, such as: U.S. government securities, corporate bonds, and mortgage-related securities.	3,387,952	35,166,939

* Fidelity Retirement Money Market Portfolio	Invests in U.S. dollar - denominated money market securities as well as repurchase agreements of domestic and foreign issuers.	31,898,984	31,898,984

* Fidelity Low - Priced Stock Fund	Small-cap blend fund seeking capital appreciation.	637,006	27,735,252

Artisan Mid Cap Fund - Investor Class	Long-term capital growth fund of mid-size companies.	718,955	21,899,378

* Fidelity Diversified International Fund	Large-cap growth fund invested primarily in non-U.S. dollar- denominated common stocks.	571,083	21,101,519

American Funds Growth Fund of America - Class R4	Large-cap growth fund invested primarily in common stocks.	612,479	20,003,564

* Fidelity Small Cap Stock Fund	Small-cap fund focused on long-term growth of capital by investing in both growth and value oriented securities.	658,807	12,523,926

* Fidelity Freedom 2020 Fund	Underlying securities are other Fidelity mutual funds. Designed for investors who expect to retire around the year 2020.	636,902	9,891,090

* Fidelity Freedom 2010 Fund	Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2010.	359,978	5,262,881

The Hanover Insurance Group Retirement Savings Plan

Form 5500, Schedule H, Line 4i (continued)

Schedule of Assets (Held at End of Year)

At December 31, 2006

* Fidelity Freedom 2030 Fund	Underlying securities are other Fidelity mutual funds. Designed for investors who expect to retire around the year 2030.	316,416	$5,072,150

* Fidelity Freedom 2040 Fund	Large-cap blend fund that invests in a combination of Fidelity equity, fixed income, and money market funds. Targeted to investors expected to retire around the year 2040.	316,804	3,003,303

* Fidelity Freedom Income Fund	Invests in a combination of Fidelity equity, fixed-income and money market funds. Designed for investors already in retirement.	72,572	837,483

* Fidelity Freedom 2000 Fund	Conservative allocation fund invested in Fidelity equity, fixed-income, and money market funds. Targeted to investors already in retirement.	51,126	637,029

Commingled Pool:
* Fidelity Managed Income Portfolio II - Class 2 **	Stable value fund invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.	85,226,723	85,226,723

* The Hanover Insurance Group Stock Fund	The Hanover Insurance Group, Inc. Common Stock, traded on
	the New York Stock Exchange.		24,714,564

	Cash and equivalents		970,364

* Participant loans	Interest rates from 4.75% to 10.5%.		6,958,792

Total investments			$430,323,087

*	Represents party-in-interest.

** At contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HANOVER INSURANCE GROUP

RETIREMENT SAVINGS PLAN

(Name of Plan)

/s/ Peter Dupell

Plan Administrator: The Hanover Insurance
Group, Inc. by Peter Dupell
June 22, 2007

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Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

13